SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pineapple Energy Inc.
(Name of Issuer)

Common stock, par value $0.05 per share
(Title of Class of Securities)

72303P404
(CUSIP Number)

September 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72303P404	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN

* The information set forth above reflects the information as the date hereof. As of September 9, 2024, Cavalry Fund I and Cavalry Investment Fund LP may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock (as defined in Item 2(d)) through ownership of convertible preferred stock, which if fully converted would have converted into 3,776,040 shares of Common Stock, however such shares of convertible preferred stock were subject to the 9.99% Blocker (as defined in Item 4).

CUSIP No. 72303P404	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON OO

* The information set forth above reflects the information as the date hereof. As of September 9, 2024, Cavalry Fund I and Cavalry Investment Fund LP may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock through ownership of convertible preferred stock, which if fully converted would have converted into 3,776,040 shares of Common Stock, however such shares of convertible preferred stock were subject to the 9.99% Blocker.

CUSIP No. 72303P404	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Investment Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN

* The information set forth above reflects the information as the date hereof. As of September 9, 2024, Cavalry Fund I and Cavalry Investment Fund LP may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock through ownership of convertible preferred stock, which if fully converted would have converted into 3,776,040 shares of Common Stock, however such shares of convertible preferred stock were subject to the 9.99% Blocker.

CUSIP No. 72303P404	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON OO

* The information set forth above reflects the information as the date hereof. As of September 9, 2024, Cavalry Fund I and Cavalry Investment Fund LP may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock through ownership of convertible preferred stock, which if fully converted would have converted into 3,776,040 shares of Common Stock, however such shares of convertible preferred stock were subject to the 9.99% Blocker.

CUSIP No. 72303P404	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON IN

* The information set forth above reflects the information as the date hereof. As of September 9, 2024, Cavalry Fund I and Cavalry Investment Fund LP may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock through ownership of convertible preferred stock, which if fully converted would have converted into 3,776,040 shares of Common Stock, however such shares of convertible preferred stock were subject to the 9.99% Blocker.

CUSIP No. 72303P404	13G	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Pineapple Energy Inc. (the “Issuer”).
Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 10900 Red Circle Drive, Minnetonka, MN 55343.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Cavalry Fund I LP, a Delaware limited partnership (“Cavalry Fund I”);

(ii)	Cavalry Fund I Management LLC, a Delaware limited liability company (“Cavalry Fund I Management”);

(iii)	Cavalry Investment Fund LP, a Delaware limited partnership (“Cavalry Investment Fund”);

(iv)	Cavalry Fund GP, LLC, a Delaware limited liability company (“Calvary Fund GP”); and

(v)	Thomas Walsh (“Mr. Walsh”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.

The shares of Common Stock reported herein as of September 9, 2024 were issuable upon conversion of convertible preferred stock that were held by, Cavalry Fund I and Cavalry Investment Fund. Cavalry Fund I Management is the general partner of Cavalry Fund I. Calvary Fund GP is the general partner of Cavalry Investment Fund. Mr. Walsh is the Manager of Cavalry Fund I Management and the Managing Member of Calvary Fund GP. As such, Cavalry Fund I Management may have been deemed to beneficially own the shares of Common Stock that were issuable upon conversion of convertible preferred stock that were held by, Cavalry Fund I, and Calvary Fund GP may have been deemed to beneficially own the shares of Common Stock that were issuable upon conversion of convertible preferred stock that were held by, Cavalry Investment Fund. Mr. Walsh may have been deemed to beneficially own the shares of Common Stock that were issuable upon conversion of convertible preferred stock that were held by, Cavalry Fund I and Cavalry Investment Fund. To the extent Mr. Walsh was deemed to beneficially own such securities, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

CUSIP No. 72303P404	13G	Page 8 of 11 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 61 82 E. Allendale Rd. Ste 5B, Saddle River, New Jersey 07458.

Item 2(c).	CITIZENSHIP:

Cavalry Fund I is a limited partnership organized under the laws of the State of Delaware. Cavalry Fund I Management is a limited liability company organized under the laws of the State of Delaware. Cavalry Investment Fund is a limited partnership organized under the laws of the State of Delaware. Cavalry Fund GP is a limited liability company organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.05 per share (“Common Stock”).

Item 2(e).	CUSIP NUMBER:

72303P404

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 72303P404	13G	Page 9 of 11 Pages

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein as of September 9, 2024 are calculated based on 8,723,625 shares of Common Stock outstanding as of August 15, 2024, as reported by the Issuer on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 19, 2024, and assumes the conversion of the convertible preferred stock held by Calvary Fund I and Cavalry Investment Fund, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the convertible preferred stock held by Cavalry Fund I and Cavalry Investment Fund, Cavalry Fund I and Cavalry Investment Fund cannot convert such convertible preferred stock to the extent the Reporting Persons would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”). The percentage set forth on as of September 9, 2024 in the footnote on the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, as of September 9, 2024, the Reporting Persons were not able to convert all the convertible preferred stock held by Cavalry Fund I and Cavalry Investment Fund due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

CUSIP No. 72303P404	13G	Page 10 of 11 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72303P404	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 7, 2024

Cavalry Fund I LP

By: Cavalry Fund I Management LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Fund I Management LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Investment Fund LP
By: Cavalry Fund GP, LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

Cavalry Fund GP, LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

By:	/s/ Thomas Walsh
Thomas Walsh

EXHIBIT 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 7, 2024

Cavalry Fund I LP

By: Cavalry Fund I Management LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Fund I Management LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Investment Fund LP
By: Cavalry Fund GP, LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

Cavalry Fund GP, LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

By:	/s/ Thomas Walsh
Thomas Walsh